Exhibit 1.01

MeadWestvaco Corporation

Conflict Minerals Report

For the Reporting Period from January 1, 2014 to December 31, 2014

1. OVERVIEW

This report has been prepared by MeadWestvaco Corporation (referred to herein as “MWV” or the “Company”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended.

MWV is a global packaging company serving the healthcare, beauty and personal care, food, beverage, home and garden, tobacco, and agricultural industries. The Company also produces specialty chemicals for the automotive, energy, and infrastructure industries. The vast majority of the products we manufacture do not contain any metals and only relatively few contain cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are limited to tin, tantalum and tungsten (“3TG”).

This report has not been audited, nor is an independent private sector audit required for this report under the Rule or the Securities and Exchange Commission’s (“SEC”) partial stay of the Rule.

2. REASONABLE COUNTRY OF ORIGIN INQUIRY

MWV used a risk-based inquiry approach based on those raw materials or product components in our products manufactured by us or contracted to be manufactured by us in the reporting period which may contain metals, specifically the 3TG metals. The direct suppliers of these raw materials or components (“Identified Suppliers”) were requested to provide information to us regarding 3TG and smelters and refiners using the Conflict Minerals Reporting Template (the “Template”) developed by the EICC/GeSI Conflict-Free Sourcing Initiative (“CFSI”). The Template requests information regarding a direct supplier’s conflict minerals policy and due diligence process, and requests information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by such smelters and refiners. In certain cases, MWV also requested information from indirect suppliers who would have more information regarding 3TG smelters. These indirect suppliers are also considered Identified Suppliers for purposes of this report.

We received responses from approximately 90% of the suppliers from which we requested information. As a result of those responses, we know or have reason to believe that some of our products manufactured by us or contracted by us for manufacture during the reporting period contain 3TG necessary to the functionality or production of those products (“necessary 3TG”) that originated, or may have originated, in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) and know or have reason to believe that those necessary 3TG are not or may not be from recycled or scrap sources. Accordingly, we performed due diligence in an effort to determine the source and chain of custody of these necessary 3TG. The products manufactured by us or contracted to be manufactured by us in the reporting period that we know or have reason to believe contain necessary 3TG sourced from a Covered Country are (1) machinery used for packaging food and beverage products in containers and (2) motorized spray pumps and (3) adherence packaging products for use in administering pharmaceuticals.

3. DUE DILIGENCE

Design of Due Diligence

Our due diligence measures were designed to conform, in all material respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for tin, tantalum and tungsten and for gold (the “OECD Framework”).

Due Diligence Performed

The following due diligence measures were performed in accordance with the five-step OECD Framework.

Step 1. Establish Strong Company Management Systems

A)	3TG Policy. We integrated 3TG requirements into our sourcing and supply chain platforms.

B)	Supplier Agreements and Purchase Orders. 3TG provisions are used in our standard contract template and purchase orders.

C)	Internal 3TG Team. MWV has a management team to support supply chain due diligence related to 3TG. The team is led by an executive steering team and supported by Legal, Global Product Stewardship, Sustainability, Global Supply Chain Compliance, Global Sourcing and business unit product stewards.

D)	Participation in Trade Associations. We participate in a trade association which monitors and addresses 3TG issues.

E)	Record Retention. MWV has a policy to maintain and safeguard 3TG related records for a minimum of five (5) years in accordance with the OECD framework.

F)	Supplier Engagement. MWV communicates 3TG requirements with its suppliers primarily through our contract terms. Supply chain team leads have been encouraged to pro-actively identify and engage suppliers who may have the potential to supply 3TG metals.

G)	3TG Grievance Mechanism. The Company’s grievance mechanisms allow both employees and suppliers to report 3TG related matters. For employees, MWV maintains several anonymous means of reporting through the MWV Ethics Line. Suppliers can use the Supplier Compliance Information Request Form to obtain compliance related information and the Supplier Violation Form to report suspected compliance concerns.

Step 2. Identify and Assess Risks in Our Supply Chain

We reviewed all the Identified Suppliers’ responses, including those not using the Template, against the risk-based criteria developed by our team and then grouped the responses into categories indicating the level of potential risk and/or need for follow-up.

If the initial supplier responses were incomplete or contained inconsistencies or gaps, we followed up with those direct suppliers to obtain clarifications or additional information.

If any Identified Suppliers identified the smelters or refiners in their response, MWV compared the smelters or refiners against the list of facilities on the CFSI website to determine if such smelters had received a “compliant” designation through the EICC/GeSI Conflict Free Smelter Program.

Step 3. Design and Implement a Strategy to Respond to Identified Risks

Identified Suppliers sourcing from the covered countries have been contacted in order to mitigate risks.

Senior management is briefed on our due diligence on a regular basis.

Step 4. Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

MWV does not carry out audits of the smelters or refiners identified by our Identified Suppliers as being in their supply chain. MWV fully supports audits of 3TG smelters and refiners by third parties.

Step 5. Report Annually on Supply Chain Due Diligence

This Conflict Mineral Report constitutes our annual report on our 3TG due diligence. It is publicly available on our website http://www.mwv.com/en-us/ and is filed with the SEC. The content of any website referred to in this report is not incorporated by reference in this report.

4. RESULTS OF OUR REVIEW

Facilities Used to Process our Necessary 3TG

The responses we received back from the Identified Suppliers did not provide sufficient detail to identify which specific smelter or refiner processed the 3TG in our products. Therefore, we are unable to disclose the facilities used to produce the 3TG in our products.

Country of Origin of Our Necessary 3TG

Although as described above we know or have reason to believe some of the necessary 3TG originated in a Covered Country, the responses we received back from the Identified Suppliers did not provide sufficient detail to identify the specific countries of origin on the 3TG contained in our products. Therefore, we are unable to disclose the country of origin of the 3TG in our products.

Efforts to Determine the Mine or Location of Origin

MWV has determined that the most reasonable effort we can make to determine the mines or locations of origin of our necessary 3TG is to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the necessary 3TG in our products and urge that our suppliers do the same with their direct suppliers. We must rely on our direct and indirect suppliers to provide information about the mine or location of origin of the necessary 3TG in our products.

5. STEPS TAKEN AND BEING TAKEN TO MITIGATE RISK

MWV is committed to continuous improvement to further mitigate risk that the necessary 3TG in our products finance or benefit armed groups in the Covered Countries. We intend to place a conflict mineral statement in our Principles of Conduct for Suppliers, take steps to increase awareness of conflict mineral issues both internally and to selected suppliers, pro-actively engage with high-risk suppliers, and more closely integrate 3TG into risk management plans.

6. FORWARD-LOOKING STATEMENTS

Certain statements contained in this report, including those made under the “Steps Taken and Being Taken to Mitigate Risk” section, reflect the Company’s expectations with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements of the plans and objectives of management for future operations. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company’s operations and business environment, which are difficult to predict and are beyond the control of the Company. Factors that could adversely affect our future performance include (1) those described under the heading “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2014, (2) the outcome of the current legal challenge to the Rule, (3) the responsible sourcing of 3TG in our supply chain by our direct and indirect suppliers and (4) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of 3TG contained in our supply chain.